Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: evlam2000@aol.com

April 20, 2011

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:           The Wise Sales, Inc.
Registration Statement on Form S-1
Filed May 4, 2009 and amended on January 21, 2010, February 22, 2010, October 25, 2010, January 6, 2011 and March 7, 2011
File No. 333-158966

Dear Mr. Owings:

We have reviewed your comments dated March 21, 2011 pertaining to our filing and have the following comments. The page references are to the S-1 that was filed on March 7, 2011.

Executive Compensation (page 29)

Question 1: Pursuant to your comment, we have revised the summary compensation table to include the compensation for 2009.

Financial Statements for the Period Ended September 30, 2010 (page F-10)

Question 2: Pursuant to your comment, we have updated our financial disclosures and have included audited financial statements for the year ending December 31, 2010. We are in compliance with Rule 8-08 of Regulation S-X.

Questions 3: Please note that the Subsequent Event disclosures in the audited financial statements for the year ending December 31, 2010 are consistent with the requirements of ASC 855-10-25-2 and ASC 855-10-50-1.

Additional Changes

We have made some changes to the Industry disclosure section, which had become stale. The source for the references in that section can be found in the following location:

“The IAB Internet Advertising Report” for 2010, prepared by PricewaterhouseCoopers LLP and released in April 2011, can be found here:

http://www.iab.net/media/file/IAB_Full_year_2010_0413_Final.pdf

Description of Business – Industry Background:

Dilution Disclosures: The calculations have been updated and the methodology documented below.
	Net
	Tangible
	Book Value
Net book value per share before offering
(-$31,013 divided by 6,000,000 shares)	$(31,013)	$(0.00517)

Net proceeds from offering of 9,000,000
common shares ($30,000 less $4,000)	$26,000

Adjusted net book value per share after
offering (-$5,013 divided by 9,000,000
shares)	$(5,013)	$(0.00056)

Net increase to original shareholder
(-$.00517 minus -$.00056)		$0.00461

Net decrease to new shareholders
(-$.00056 minus $.01)		$(0.01056)

Percentage loss to new investors
($.01 minus $.00056 divided by $.01)		105.57%

Sincerely,

/s/ Joseph L. Pittera

Joseph Lambert Pittera, Esq.
Law Office of Joseph Lambert Pittera, Esq.
2214 Torrance Boulevard, Suite 101
Torrance, California 90501
Telephone: (310) 328-3588
Facsimile Number: (310) 328-3063